                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1) *

                           NEXELL THERAPEUTICS INC.
                (Formerly Known as VIMRx Pharmaceuticals Inc.)
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                               (Name of Issuer)


                   COMMON SHARES, $0.001 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                   65332H104
                      (Previous CUSIP Number: 927186106)
                      ----------------------------------
                                (CUSIP Number)

                                Jan Stern Reed
                           BAXTER INTERNATIONAL INC.
                              One Baxter Parkway
                          Deerfield, Illinois  60015
                                 847.948.2212
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 28, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


NOTE: Schedules filed in paper format should include a signed original and five
      (5) copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
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CUSIP No.     65332H104 (Previous CUSIP NO.: 927186106)
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 1)   NAMES OF REPORTING PERSONS.
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BAXTER INTERNATIONAL INC.
      I.R.S. Identification Number: 36-0781620

      BAXTER HEALTHCARE CORPORATION
      I.R.S. Identification Number: 36-2604143

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 2)   Check the Appropriate Box if a Member of a Group (See Instructions)
 (a)  [_]
 (b)  [_]

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 3)   SEC Use Only


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 4)   Source of Funds (See Instructions)
      WC

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 5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [_]

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 6)   Citizenship or Place of Organization
      DELAWARE

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                    (7)   Sole Voting Power
                          -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                    (8)   Shared Voting Power
   BENEFICIALLY           14,000,000

     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   Sole Dispositive Power
                          -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                   (10)   Shared Dispositive Power
       WITH               14,000,000

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      44,757,091 (Includes the right to acquire 5,200,000 shares of Common Stock pursuant to the Warrant (as defined herein) and the right to acquire 25,557,091 shares of Common Stock pursuant to the shares of Series A Preferred Stock described herein)

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(12)  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]

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(13)  Percent of Class Represented by Amount in Row (11)
      47.05% (Assumes the exercise of the Warrant and the conversion of the shares of Series A Preferred Stock, neither of which have occurred)

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(14)  Type of Reporting Person (See Instructions)
      CO


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                               Page 2 of 7 Pages
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CUSIP No.    65332H104 (Previous CUSIP NO.: 927186106)
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This Schedule 13D relates to the holdings of Baxter Healthcare Corporation, a
Delaware corporation ("Purchaser"), of 14,000,000 shares (the "Shares") of common stock, $0.001 par value per share ("Common Stock"), of Nexell Therapeutics Inc. (formerly known as VIMRx Pharmaceuticals Inc.) (the "Company"); a Warrant to purchase 5,200,000 shares of Common Stock; and 70,282 shares of Series A Preferred Stock presently convertible into 25,557,091 shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:

                             2571 Centerville Road
                                   Suite 210
                                Little Falls II
                          Wilmington, Delaware 19808
                            Telephone: 302.998.1734

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Purchaser (the "Parent"). The principal executive offices of Purchaser and Parent are:

                              One Baxter Parkway
                           Deerfield, Illinois 60015
                            Telephone: 847.948.2000

Purchaser and Parent, through its subsidiaries, are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

Neither Parent nor Purchaser, nor, to the best of the knowledge of Parent and Purchaser, any director or executive officer of Parent or Purchaser, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As described in Item 4 below, in consideration of the Purchaser's tender of common stock, warrants and debentures of Issuer's subsidiary to the Issuer, Purchaser received from Issuer 3,000,000 shares of Common Stock, a warrant to purchase 5,200,000 shares of Common Stock, and certain debentures of the Issuer.

                               Page 3 of 7 Pages
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CUSIP No.    65332H104 (Previous CUSIP NO.: 927186106)
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ITEM 4.  PURPOSE OF TRANSACTION.

Prior to this transaction, the Company owned 80.5% of Nexell of California, Inc. (formerly known as Nexell Therapeutics Inc.) ("Sub"), the Company's principal business unit, which it acquired through the acquisition of certain assets from Purchaser in December 1997 in exchange for (1) 11,000,000 shares of Common Stock, (2) 66,304 shares of Series A Convertible Preferred Stock of the Company with a liquidation value of $1,000 per share ("Series A Preferred Stock"), (3)
19.5 % of Sub's outstanding common stock, (4) a warrant to purchase an additional 6% of Sub's common stock for $6,000,000, and (5) the right of Purchaser to receive payments from Sub upon the occurrence of certain milestone events, which could aggregate $21,000,000 if all the milestones were achieved. In addition, for $30,000,000 paid to Sub, Purchaser received $30,000,000 principal amount of Sub's 6 1/2% convertible subordinated debentures convertible into Sub's common stock upon a public offering of common stock by Sub.

The acquisition by the Company of Purchaser's interests in Sub, other than its right to milestone payments, was effected through an exchange of Purchaser's interests in Sub for an equivalent value of interests directly in the Company (the "Acquisition"). The Company and Purchaser agreed to exchange Purchaser's interests in Sub (common stock, warrant and convertible subordinated debentures, but excluding its right to milestone payments ) for:

 .  3,000,000 shares of Common Stock;

 . an adjustment of the conversion price of the 70,282 outstanding shares of Series A Preferred Stock owned by Purchaser from $5.50 per share to $2.75 per share (the 3,978 share increase from the 66,304 shares originally issued are a result of dividends payable in kind);

 . a warrant to purchase 5,200,000 shares of Common Stock at a price of $1.15 per share (the "Warrant"); and

 .  $32,884,537.50 principal amount of 6 1/2% Convertible Subordinated Debentures
   (replacing the $30,000,000 principal amount of Sub's 6 1/2% convertible subordinated debentures plus accrued interest through the closing date of the Acquisition) convertible, commencing November 30, 2002, into Common Stock at a conversion price equal to 95% of the average of the closing prices of the Common Stock on the Nasdaq National Market for the 30 consecutive trading days preceding the date of conversion.

Other than as described herein in Items 4 and 6, neither Purchaser nor Parent presently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - 4(j) of Schedule 13D, although each reserves the right to develop such plans.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Except as set forth herein, neither Purchaser, Parent, nor, to the best of the knowledge of Purchaser and Parent, any director or executive officer of Purchaser or Parent beneficially owns any other shares of Common Stock of the Company.

     (a) Purchaser and Parent beneficially own an aggregate of 14,000,000 shares of Common Stock, which constitute approximately 19.29% of the total number of presently outstanding shares of Common Stock. Purchaser and Parent also each beneficially own the right to acquire up to 5,200,000 more shares of Common Stock pursuant to

                               Page 4 of 7 Pages
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CUSIP No.    65332H104 (Previous CUSIP NO.: 927186106)
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          the Warrant. In addition, Purchaser and Parent each beneficially own
          70,282 shares of Series A Preferred Stock, convertible after June 17, 1999 into 25,557,091 shares of Common Stock. Assuming the exercise of the Warrant and the conversion of the shares of Series A Preferred Stock, Purchaser and Parent would each beneficially own 44,757,091 shares of Common Stock, which would constitute approximately 47.05% of the outstanding shares of Common Stock.

     (b) Purchaser and Parent share the power to vote and dispose of the Shares.

     (c) As described in Item 4 above, pursuant to the Acquisition, Purchaser and Parent acquired 3,000,000 shares of Common Stock and the Warrant on May 28, 1998.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.

In addition to the agreement documenting the Acquisition described in Item 4 above, Purchaser has entered into the following contracts or arrangements with the Company with respect to the Company's securities:

The Series A Preferred Stock
----------------------------

Purchaser holds 70,282 shares of Series A Preferred Stock, which are convertible after June 17, 1999 at the option of the Purchaser. The shares will automatically convert into Common Stock on December 17, 2004 or upon other specified events, if not otherwise already converted. The conversion price at which shares of Common Stock will be deliverable upon conversion without the payment of additional consideration by Purchaser is $2.75 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, and reclassification, exchange or substitution. There is a 6% dividend payable annually in kind on the shares of Series A Preferred Stock. Accordingly, if Purchaser does not convert any shares prior to December 17, 2004, on such date it would own 99,697 shares of Series A Preferred Stock as a result of the additional shares of Series A Preferred Stock issued in payment of the 6% annual dividend; such 99,697 shares would automatically convert into 36,253,345 shares of Common Stock on such date.

The Warrant
-----------

The Warrant entitles Purchaser to purchase up to 5,200,000 shares of Common Stock at any time prior to May 27, 2006 at 5:00 p.m. at a purchase price of $1.15 per share, subject to adjustment from time to time in the event of cash dividends, stock dividends, stock subdivisions, stock splits, stock combinations or reverse stock splits.

The 6 1/2% Convertible Subordinated Debentures
----------------------------------------------

The 6 1/2% Convertible Subordinated Debentures bear interest at 6 1/2% per annum and are due November 30, 2004. Interest accrues until November 30, 2002 and, together with one-third of the outstanding principal, is payable annually commencing November 30, 2002. There are two Debentures, one in the principal amount of approximately $22,000,000 and the other in the principal amount of approximately $11,000,000, which are identical, except that the $22,000,000

                               Page 5 of 7 Pages
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CUSIP No.    65332H104 (Previous CUSIP NO.: 927186106)
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Debenture is convertible into Common Stock commencing November 30, 2002 at the discretion of Purchaser, while the $11,000,000 Debenture is convertible only with the permission of the Company. Subject to this distinction, the Debentures are convertible into shares of Common Stock at any time on or after November 30, 2002 at a conversion price equal to 95% of the average of the closing prices for the Common Stock on the Nasdaq National Market for the 30 consecutive trading days prior to the conversion date. The balance of the $22,000,000 Debenture then outstanding (estimated at approximately $7,500,000 if all scheduled principal payments have been made) will automatically convert into Common Stock on November 30, 2004.

Relationship Restructuring
--------------------------

The Company and Purchaser are currently negotiating definitive agreements whereby Purchaser would provide a $20 million line of credit to the Company or Sub and would provide support to the Company for the completion of a private placement financing. In connection therewith, the parties also contemplate terminating an existing Marketing, Sales and Distribution Agreement and transferring related assets to Sub to enable Sub to assume those responsibilities directly. Under the proposed structure, Purchaser would continue to provide contract manufacturing, physical distribution, instrument placement and service, and related functions pursuant to new agreements.

Except as set forth above, to the best knowledge of Purchaser and Parent, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 7.1 Acquisition Agreement dated February 18, 1998, by and among the Company, Purchaser and Sub (incorporated by reference to Annex A of the Proxy Statement contained in the Schedule 14-A filed by the Company) (Commission File No. 000-19153) on April 13, 1999.

EXHIBIT 7.2 Common Stock Purchase Warrant for 5,200,000 shares of Common Stock of Nexell Therapeutics Inc.

EXHIBIT 7.3 Series 1, 6.5% Convertible Subordinated Debenture due November 30, 2004, in the amount of $21,923,025.

EXHIBIT 7.4 Series 2, 6.5% Convertible Subordinated Debenture due November 30, 2004, in the amount of $10,961,512.50

                               Page 6 of 7 Pages
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CUSIP No.    65332H104 (Previous CUSIP NO.: 927186106)
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                               S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 1999
                                    BAXTER HEALTHCARE CORPORATION


                                    By: /s/ Jan Stern Reed
                                        -------------------------
                                        Jan Stern Reed
                                        Secretary


                                    BAXTER INTERNATIONAL INC.


                                    By: /s/ Jan Stern Reed
                                        -------------------------
                                        Jan Stern Reed
                                        Secretary


                               Page 7 of 7 Pages